11020929

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC MAIL PROCESSING RECEIVED MAR 01 2011 WASH, D.C. 211 SECTION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 68182

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2010 (MM/DD/YY) AND ENDING 12/31/2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Koyote Trading, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

800 Third Avenue, 10th Floor
(No. and Street)

New York, (City) NY (State) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard Schottenfeld 212-300-2222
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey and Pullen, LLP
(Name – *if individual, state last, first, middle name*)

1185 Avenue of Americas (Address) New York, (City) NY (State) 10036 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Salvatore Risi, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Koyote Trading, LLC, as of December 31, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer

Title

Notary Public

KATHLEEN WEBER
Notary Public, State of New York
No. 01WE6002193
Qualified in New York County
Commission Expires Feb. 2, 2014

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Cash Flows
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report. (Bound under separate cover)
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Contents

McGladrey

McGladrey & Pullen, LLP
Certified Public Accountants
1185 Ave of the Americas
New York, NY 10036-2602
O 212.372.1800 F 212.372.1801
www.mcgladrey.com

Independent Auditor's Report

To the Managing Member
Koyote Trading Group, LLC
New York, New York

We have audited the accompanying statement of financial condition of Koyote Trading Group, LLC (the "Company") as of December 31, 2010 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Koyote Trading Group, LLC as of December 31, 2010 in conformity with accounting principles generally accepted in the United States of America.

McGladrey & Pullen, LLP

New York, New York
February 28, 2011

Koyote Trading, LLC

Statement of Financial Condition
December 31, 2010

ASSETS	
Cash	$ 778
Due From Clearing Broker	24,509,135
Securities Owned, at fair value	29,764,998
Furniture and Equipment - at cost, less accumulated depreciation of $1,672,996	252,451
Due From Affiliate	131,420
Other Receivables	609,000
Prepaid Expenses	9,342
Total assets	$ 55,277,124
LIABILITIES AND MEMBER'S CAPITAL	
Liabilities:	
Securities sold short at fair value	$ 17,845,791
Management fee payable	4,056,639
Accounts payable and accrued expenses	154,413
Total liabilities	22,056,843
Subordinated Loan Payable	3,000,000
Member's Capital	30,220,281
Total liabilities and member's capital	$ 55,277,124

See Notes Statement of Financial Condition.

Note 1. Organization and Summary of Significant Accounting Policies

Organization and Business: Koyote Trading, LLC (the "Company") was initially organized under the name of Turbo Trading, LLC as a Delaware limited liability company in December 2008. The Company changed its name in September 2009, and commenced operations as a registered broker-dealer in October 2009. The Company is a single-member limited liability company. The Company's only member is its managing member, Koyote Capital Group, LLC (the "Managing Member"), a direct wholly owned subsidiary of Schottenfeld Group Holdings, LP. The Company trades securities for its own account. The Company clears all of its transactions through a correspondent broker, Goldman Sachs Execution and Clearing, L.P., on a fully disclosed basis. The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Commission (the "SEC") and, accordingly, is exempt from the remaining provisions of that rule.

Except as otherwise expressly provided in the Delaware Limited Liability Company Act (the "Delaware Act"), the debts, obligations, and liabilities of the Company shall be solely the debts, obligation and liabilities of the Company, and no member shall be obligated personally for any such debt, obligation or liability of the Company solely by reason of being a member. Except as otherwise expressly provided in the Delaware Act, the liability of each member shall be limited to the amount of capital contributions, if any, required to be made by such member in accordance with the provisions of the Limited Liability Company Operating Agreement, but only when and to the extent the same shall become due pursuant to the provisions of that Agreement.

Fair Value Measurements: Financial Accounting Standards Board ("FASB") Accounting Standard Codification ("ASC") Topic 820 ("ASC 820"), *Fair Value Measurements and Disclosures*, defines fair value, establishes a fair value hierarchy based on the quality of inputs used to measure fair value, and provides for disclosure requirements for fair value measurements. Fair value is the price that would be received to sell an asset and paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Company utilizes valuation techniques to maximize the use of observable inputs and minimize the use of unobservable inputs. Assets and liabilities recorded at fair value are categorized based upon the level of judgment associated with the inputs used to measure their value. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). Inputs are broadly defined as assumptions market participants would use in pricing an asset or liability. The three levels of the fair value hierarchy are:

Level 1: Quoted market prices in active markets for identical assets and liabilities.

Level 2: Observable market-based inputs or unobservable inputs that are corroborated by market data.

Level 3: Unobservable inputs that are not corroborated by market data.

In addition, ASC 820 requires enhanced disclosure about fair value measurements. The adoption of ASC 820 did not have a material impact on the Company's financial statements.

At December 31, 2010, securities owned of $29,764,998 which consists of $29,243,340 of equities and $524,658 of purchase options. Securities sold short of $17,845,791 which consists of $17,575,856 of equities and $269,935 of written options. Such securities are actively traded on securities exchanges and are valued at quoted prices. All of the securities owned and securities sold short are classified as Level 1 within the fair value hierarchy.

Due From Clearing Broker: Due from clearing broker includes cash balances with Goldman Sachs Execution and Clearing, L.P. ("GSEC"), and the net of amounts receivable and payable for securities transactions that had not settled as of December 31, 2010. Based on its clearing agreement with GSEC, the Company is required to maintain accounts at the broker with a minimum value of $1,250,000.

Note 1. Organization and Summary of Significant Accounting Policies (Continued)

Revenue Recognition: Trading profit and loss on principal transactions, commission income and expense, related clearing expenses and all other securities transactions are recorded on a trade-date basis. Trading gains and losses are determined using the identified cost method. Interest income and expense are recorded on the accrual basis. Dividend income and expense are recognized on the payable date.

Furniture and Equipment: Furniture, equipment and software development are recorded at cost. Depreciation of furniture and equipment is computed using the straight-line method over the estimated useful life of the assets.

Use of Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The Company has evaluated subsequent events for potential recognition and/or disclosure through February 28, 2011, the date the financial statements were available to be issued.

Note 2. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission uniform net capital rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2010, the Company had net capital of $22,183,470, which was $21,902,733 in excess of its required net capital of $280,737. The Company's net capital ratio was 0.1898 to 1.

Note 3. Income Taxes

No provision has been made for federal and state income taxes since these taxes are the responsibility of the member. The Company is subject to New York City unincorporated business tax.

FASB ASC Topic 740 ("ASC 740"), *Income Taxes*, provides guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are more likely than not of being sustained when challenged or when examined by the applicable tax authority. Tax positions deemed not to meet the more-likely-than-not threshold would be recorded as a tax expense and liability in the current year. For the year ended December 31, 2010, management has determined that there are no uncertain tax positions. The Company is not subject to examination by U.S. federal, state and local tax authorities for tax years before 2007.

Note 4. Related Party Transactions

The Company has an expense-sharing agreement with two affiliated entities, Schottenfeld Group, LLC and Roadrunner Capital Partners, LLC, both entities having common ownership. Roadrunner Capital Partners, LLC is the lessee and obligor on the premises lease for the office facilities partially occupied by the Company. Schottenfeld Group, LLC makes available to the Company administrative and managerial resources in order to conduct its day-to-day operations. Pursuant to the agreement, the Company will make payment for certain direct costs.

Note 5. Furniture and Equipment

At December 31, 2010, furniture and equipment consisted of:

	Cost	Estimated Lives
Office equipment, furniture and fixtures	$ 1,403,356	3 to 5 years
Telecommunications equipment	399,826	5 years
Software	122,265	
	1,925,447	
Accumulated depreciation	(1,672,996)	
	$ 252,451	

Note 6. Subordinated Loan Payable

The subordinated loan payable at December 31, 2010 consists of borrowings from Goldman Sachs Credit Partners, LP, an affiliate of the Company's correspondent broker, under a subordinated loan agreement. The $3,000,000 loan bears interest at a rate of prime plus 2% and is due December 16, 2011. The subordination agreement has been approved by the Chicago Board Options Exchange, Inc. and is available in computing net capital under the uniform net capital rule of the SEC. To the extent that such borrowing is required for the Company's continued compliance with minimum net capital requirements, it may not be repaid and repayment is subordinate to the claims of all creditors arising out of any matter occurring prior to the maturity date.

Note 7. Financial Instruments and Risk

In the normal course of its business, the Company enters into transactions in various financial instruments, including derivatives held or issued for trading purposes. These transactions include securities sold short and the purchase and writing of equity and index option contracts which subject the Company to market risk and credit risk.

Market risk represents the potential loss that can be caused by increases or decreases in the fair value of investments due to market fluctuations. Credit risk represents the potential loss that would occur if counterparties fail to perform pursuant to the terms of their obligations.

Securities sold short represent obligations of the Company to deliver the underlying securities sold. Option contracts provide the holder with the right, but not the obligation, to purchase or sell a financial instrument at a specific price before or on an established date. The Company's ultimate obligation on open short positions or written option contracts may exceed the amount recognized in the statement of financial condition.

All securities owned and securities sold short reflected in the statement of financial condition are held by the Company's clearing broker and are subject to margin requirements. The Company is subject to credit risk to the extent that its clearing broker is unable to fulfill its contractual obligations. In the event of a broker's insolvency, recovery of cash on deposit may be limited to account insurance or other protection afforded such deposits. The Company maintains cash deposits in bank accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk.

At December 31, 2010, the Company held 5,525 purchased options contracts and had written 906 options contracts. This is indicative of the level of derivative activity during the year.

Koyote Trading, LLC

Statement of Financial Condition

December 31, 2010

Filed as Public information pursuant to rule 17a-d(d) under the Securities Exchange Act of 1934.